EXHIBIT 1



ITEM 5.  OTHER EVENTS.

         On May 8, 1997, the Registrant issued the press release attached hereto as Exhibit 99, which press release is hereby incorporated by reference herein, announcing the execution of a definitive securities purchase agreement with private investors to invest up to $16 million for newly issued convertible preferred stock, the funding by such private investors of a short-term $5 million bridge loan, the adoption of an amendment to the Registrant's Stockholder Rights Agreement to facilitate such investment and certain related matters. The American Stock Exchange has advised the Company that the proposed transaction does not require stockholder approval under applicable Exchange rules. The First Amendment to the Registrant's Stockholder Rights Agreement is attached hereto as Exhibit 4.6, and is hereby incorporated by reference herein.